Exhibit 99.1

Kenon Announces Record Date and Distribution to Shareholders

Singapore, February 22, 2018. Kenon Holdings Ltd. ("Kenon") (NYSE: KEN, TASE: KEN) announces that its Board of Directors has approved a distribution in an aggregate amount of US$665 million, or US$12.35 per share (the "Distribution"), to Kenon's shareholders of record as of the close of trading on March 8, 2018 (the "Record Date") on March 22, 2018 (the "Payment Date") (the "Distribution").

In December 2017, Kenon's shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to permit a distribution to shareholders of a portion of the proceeds received from the sale of Kenon's Latin American and Caribbean power generation and distribution businesses (the "Sale").  The Sale was completed at the end of 2017. The capital reduction of up to $750 million was approved by the High Court of the Republic of Singapore on February 20, 2018, enabling Kenon to effect a distribution of a portion of the proceeds received from the Sale.

Kenon's Board of Directors considered a number of factors in determining the amount of the Distribution, including the amount of proceeds from the Sale remaining after the repayment of debt, the payment of tax and other expenses, and Kenon's anticipated cash needs after the Distribution, and believes that the Distribution is in the best interests of Kenon's shareholders.  Following Kenon's payment of the Distribution, Kenon will retain cash in excess of $50 million.

The Sale and the Distribution are consistent with our strategy of realizing the value of our businesses for our shareholders.

Additional Information about the Distribution

The New York Stock Exchange's (the "NYSE") ex-dividend date, which is the date on which Kenon's shares will begin trading on the NYSE without the entitlement to the Distribution, is March 7, 2018 (the "NYSE Ex-Dividend Date"). The NYSE will manually adjust the price of Kenon's shares on the NYSE Ex-Dividend Date to reflect the completion of the Distribution.

The Tel Aviv Stock Exchange's ("TASE") ex-dividend date, which is the date on which Kenon's shares will begin trading on the TASE without the entitlement to the Distribution, is March 8, 2018 (the "TASE Ex-Dividend Date"). The TASE will manually adjust the price of Kenon's shares on the TASE Ex-Dividend date to reflect the completion of the Distribution.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the proceeds of the Distribution attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon's shareholders in connection with the Distribution. Nevertheless,  the Distribution may constitute a taxable event to Kenon's shareholders according to their jurisdiction and the local tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation), unless a specific exemption is available. Kenon's shareholders should consult their tax advisors with respect to the  federal, state, and/or any other local tax consequences of the Distribution, including the classification of the Distribution for tax purposes in light of the fact that the Distribution will be made, in whole or in part, by way of a capital reduction, and the potential imposition of withholding taxes in connection with the Distribution.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;

•	Qoros (24% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about a dividend to shareholders, including the timing of the  Payment Date, Record Date, Ex-Dividend Dates, and the crediting of accounts with the Distribution proceeds, as well as the amount of cash to be retained by Kenon following the dividend. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risks relating to a failure by Kenon to complete the Distribution, the timing of the Payment Date, Record Date, Ex-Dividend Dates, and the crediting of accounts with the Distribution , that the amounts retained by Kenon are not sufficient to meet its cash needs, and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.